Exhibit 3.07

ARTICLES OF AMENDMENT

Article 3 of the articles of incorporation of the corporation is amended in its entirety to read as follows:

3.  The classes and number of shares which the corporation shall have the authority to issue is:

(a)	Common Stock. 18,750,000 shares of common stock.

(b)	Preferred Stock. 1,468,750 shares of preferred stock with such designations, voting rights, preferences, limitations and special rights as the Board of Directors may direct.

Article 10 of the articles of incorporation of the corporation is amended in its entirety to read as follows:

10.  Combination and Reclassification of Shares.  Effective as of the close of business on the date of filing in the Department of State of the Commonwealth of Pennsylvania of these Articles of Amendment (the "Effective Time"), (i) each eight issued and outstanding shares of Common Stock shall thereupon be combined into and reclassified as one share of validly issued, fully paid and nonassessable Common Stock, (ii) each eight issued and outstanding shares of Series A Convertible Preferred Stock shall thereupon be combined into and reclassified as one share of validly issued, fully paid and nonassessable Series A Convertible Preferred Stock, (iii) each eight issued and outstanding shares of Series B Convertible Preferred Stock shall thereupon be combined into and reclassified as one share of validly issued, fully paid and nonassessable Series B Convertible Preferred Stock, (iv) each eight issued and outstanding shares of Series C Convertible Preferred Stock shall thereupon be combined into and reclassified as one share of validly issued, fully paid and nonassessable Series C Convertible Preferred Stock, and (v) each eight issued and outstanding shares of Series D Convertible Preferred Stock shall thereupon be combined into and reclassified as one share of validly issued, fully paid and nonassessable Series D Convertible Preferred Stock.  The par value of the Common Stock, the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, and the Series D Convertible Preferred Stock shall not be affected by the foregoing combination of shares.  Each stock certificate that prior to the Effective Time represented shares of Common Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock shall, following the Effective Time, represent the number of shares of Common Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock into which the shares represented by such certificate shall be combined.  The Corporation shall not issue fractional shares or scrip as the result of the combination of shares, but shall issue to the record holders of Common Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock that number of shares obtained by rounding fractional shares otherwise issuable pursuant to the foregoing combination to the next higher number of whole shares.